Robert G. Britt-Founder, CEO and Chairman of the Board of Directors:

Mr. Britt is the Founder, Chairman and CEO of PlantPharm BioMed, Ltd, which currently holds the trade secrets and the proprietary laboratory and production processes for the world's most productive Platform Technology for biomanufacturing of plant-grown vaccines, Biotherapeutics, and Biosimilars as human pharmaceuticals. From December 1999 to the present, Mr. Britt has been Founder and President of Quantum Tubers Corporation developing a pathogen-free, fast-growth, controlled atmosphere system for genetic seed production. From December of 1986 to the present Mr. Britt is Founder and President of American Ag-Tec International Ltd., which became the largest USA marketer of hybrid seed corn to international markets and, which purchased the worldwide patent for the accelerated growth of pathogen-free seed potatoes currently used by PlantPharm in the production of a Hepatitis B plant-derived vaccine. From 1983 to 1986 Mr. Britt was the President of Ag-ONE, Inc. a hybrid seed corn company. From 1980 through 1982 Mr. Britt was the U.S. Eastern Sales Director for Roundhorst Bellows & Associates a hybrid seed company. From 1971 through 1980 Mr. Britt was the District and Regional Sales Manager for Funk Brothers Seed Company (Funk Seeds International), at that time the second largest seed company in the USA. From 1969 to 1971 Mr. Britt taught vocational agriculture at Ashton High School in Ashton, IL. Mr. Britt graduated with a Bachelor of Science Degree in Agricultural Education in 1969 from Illinois State University.

During the past 35 years, Mr. Britt has been in the business of developing international businesses and joint ventures in agricultural seed research & development, distribution, genetic research, food processing & production, along with biotechnology research & development. Mr. Britt grew the world's first production crop of potatoes bearing recombinant proteins containing Hepatitis B antigen, which, subsequently was successful in Phase I human Clinical Trials and was given authorization by the FDA (United States Food and Drug Administration) for a second human clinical trial. The world's first cGMP documentation (current Good Manufacturing Practices), specifically designed and used for the production of plant-bearing pharmaceuticals, was developed by Mr. Britt's Company under his direct supervision. Mr. Britt has also successfully made production in plants of a Norwalk vaccine (for prevention of travelers diarrhea) and Thrombin (a proteolytic enzyme that facilitates the clotting of blood). Mr. Britt has been successfully involved in joint ventures in Italy, Hungary, Russia, Ukraine, China and the United States. He has been involved with countless multi-million dollar international trade negotiations, was named the official Agricultural Advisor to the government of Jilin Province in the People's Republic of China. Mr. Britt founded and developed the first modern sweet corn canning factory in China via the second Sino-American agricultural joint venture ever accomplished in the People's Republic of China in Changchun, PRC. Mr. Britt was asked to sit on the International Curriculum Advisory Council for the University of Wisconsin-Whitewater, and also as an Advisor for the Biotech curriculum of Gateway Technical College. Mr. Britt also had the pleasure to sit on the Advisory Board of the Wisconsin Department of Agriculture. Mr. Britt was the recipient of the United States Small Business Administration's Exporter of the Year for Wisconsin in 1995 when he guided his Company to become the largest exporter of hybrid seed corn from the United States, and the same year was presented a Certificate of Accommodation from Wisconsin's Governor Tommy Thompson for service to the State of Wisconsin. He has been a member of the Board of Directors for the Stateline World Trade Association for 15 years, and four years as its President. He was also a recipient of the Export Achievement Award annually presented by that organization. In 2007 and again in 2009 was honored with the Wisconsin Small Business Innovation Award for Outstanding Achievements presented by the Wisconsin Small Business Innovation Forum (WISBIC). Mr. Britt wrote two SBIR Grant applications to the National Institutes of Health (NIH) for the development of a Plant-Derived Biomanufacturing Platform using Hepatitis B Vaccine as a target for biomanufacturing a vaccine product and was awarded nearly $1.5 Million in research funding, both grants were awarded in first round peer-reviewed competitive evaluations.